UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2016

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210, Mexico City, Mexico

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes	☐	No	☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes	☐	No	☒

Investor Relations PRESS RELEASE No. RI033

Grupo Televisa Comments on Anonymous Letter

MEXICO CITY, May 6, 2016 - Grupo Televisa, S.A.B. (“Televisa” or the “Company”; NYSE:TV; BMV:TLEVISA CPO) confirmed that an anonymous letter sent by email containing inaccurate, false and misleading information about the Company and individuals associated with the Company has been distributed as part of what appears to be an orchestrated attempt to inflict reputational harm on the Company and its executives.

This letter has also now been the subject of recent press reports. The Company, with the assistance of outside counsel, immediately commenced an investigation which has to date, without exception, confirmed the fictitious nature of the accusations in the letter, and the Company therefore believes that the letter and its allegations of wrongdoing are false and immaterial.

The Company will pursue any and all legal action against those responsible for the letter.

At the time of the filing of the Company’s Form 20-F with the U.S. Securities and Exchange Commission on April 29, 2016 (the “Original Filing”), there was a misunderstanding regarding whether PricewaterhouseCoopers, S.C., the Company’s independent public accounting firm, had completed its audit procedures in light of the anonymous letter referred to above.  Because PricewaterhouseCoopers had not completed its audit procedures at the time of the Original Filing, the Company is amending its Form 20-F to remove the audit report, associated consent and the reference in Item 15 of the Form 20-F to the audit of the effectiveness of the internal control over financial reporting, to permit the Company to perform the investigation described above and so that PricewaterhouseCoopers can complete its audit.

About Grupo Televisa

Televisa is a leading media company in the Spanish-speaking world, an important cable operator in Mexico and a leading direct-to-home satellite pay television system in Mexico. Televisa distributes the content it produces through several broadcast channels in Mexico, 26 pay-tv brands in Mexico and abroad, and television networks, cable operators and over-the-top or “OTT” services in over 50 countries. In the United States, Televisa’s audiovisual content is distributed through Univision Communications Inc. (“Univision”) the leading media company serving the Hispanic market. Univision broadcasts Televisa’s audiovisual content through multiple platforms in exchange for a royalty payment. In addition, Televisa has equity and warrants which upon their exercise and subject to any necessary approval from the Federal Communications Commission of the United States would represent approximately 36% on a fully-diluted, as-converted basis of the equity capital in Univision Holdings Inc., the controlling company of Univision. Televisa’s cable business offers integrated services, including video, high-speed data and voice services to residential and commercial customers as well as managed services to domestic and international carriers through five cable Multiple System Operators in Mexico. Televisa owns a majority interest in Sky, a leading direct-to-home satellite pay television system in Mexico, operating also in the Dominican Republic and Central America. Televisa also has interests in magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, and gaming.

Investor Relations:

Carlos Madrazo / Tel: (52 55) 5261 2445 / cmadrazov@televisa.com.mx

Eduardo Nestel / Tel: (52 55) 5261 2438 / enestel@televisa.com.mx

Media Relations:

Alejandro Olmos / Tel: (52 55) 4438 1205 / aolmosc@televisa.com.mx

Regina Moctezuma / Tel: (52 55) 5224 5456 / rmoctezumag@televisa.com.mx

www.televisair.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: May 6, 2016	By:	/s/ Joaquín Balcárcel Santa Cruz
		Name:	Joaquín Balcárcel Santa Cruz
		Title:	General Counsel